787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

March 5, 2021

VIA EDGAR

Ms. Deborah L. O’Neal

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	BlackRock ETF Trust II (the “Trust”)

  (Securities Act File No. 333-236575 and

  Investment Company Act File No. 811-23511)

Dear Ms. O’Neal:

This letter responds to your comment with respect to Pre-Effective Amendment No. 1 to the registration statement of the Trust filed on December 1, 2020 on Form N-1A under the Securities Act of 1933 and the Investment Company Act of 1940 (the “1940 Act”), on behalf of BlackRock High Yield Muni Income Bond ETF and BlackRock Intermediate Muni Income Bond ETF (each, a “Fund”), each a series of the Trust.

The staff of the Securities and Exchange Commission (the “Staff”) provided an additional comment to registration statement to the Trust on March 1, 2021. We have discussed the Staff’s comment with representatives of the Trust. For your convenience, the Staff’s comment is listed below and is followed by the Trust’s response. Please note that we have not independently verified information provided by the Trust. Capitalized terms have the meanings assigned in the Fund’s prospectus unless otherwise defined in this letter.

Comment 1:

Please enhance the Cash Transactions Risk disclosure to state that purchases and redemptions of creation units primarily with cash, rather than through in-kind delivery of portfolio securities, may cause the Fund to incur certain costs. Please also disclose that these costs could include brokerage costs or taxable gains or losses that it might not have incurred if it had made redemptions in-kind. In addition, please disclose that these costs could be imposed on the Fund, and thus decrease the Fund’s net asset value, to the extent that the costs are not offset by a transaction fee payable by an authorized participant.

Response:	The Trust has revised Cash Transactions Risk in each Fund’s statutory Prospectus as follows (additions on bolded and underlined text; deletions in strikethrough text):

Cash Transactions Risk. Unlike most other ETFs, the Fund expects to effect all of its creations and redemptions for cash, rather than in-kind securities. Paying redemption proceeds in cash rather than through in-kind delivery of portfolio

NEW YORK    WASHINGTON    HOUSTON     PALO ALTO    SAN FRANCISCO    CHICAGO    PARIS     LONDON    FRANKFURT    BRUSSELS    MILAN    ROME

Securities and Exchange Commission

March 5, 2021

securities may require the Fund to dispose of or sell portfolio securities or other assets at an inopportune time to obtain the cash needed to meet redemption orders. This may cause the Fund to sell a security and recognize a capital gain or loss that might not have been incurred if it had made a redemption in-kind. As a result, the Fund may pay out higher or lower annual capital gains distributions than ETFs that redeem in-kind. The use of cash creations and redemptions may also cause the Fund’s shares to trade in the market at greater bid-ask spreads or greater premiums or discounts to the Fund’s NAV. As a practical matter, only institutions and large investors, such as market makers or other large broker dealers, create or redeem shares directly through the Fund . Most investors will buy and sell shares of the Fund on an exchange through a broker-dealer. ~~Furthermore, the Fund may not be able to execute cash transactions for creation and redemption purposes at the same price used to determine the Fund’s NAV. To the extent that the maximum additional charge for creation or redemption transactions is insufficient to cover the execution shortfall, the Fund’s performance could be negatively impacted.~~ Furthermore, cash creation and redemption transactions may result in certain brokerage, tax, foreign exchange, execution, price movement and other costs and expenses related to the execution of trades resulting from such transactions. To the extent that the maximum additional charge for creation or redemption transactions is insufficient to cover these costs and expenses, the Fund’s performance could be negatively impacted.

Sincerely,

/s/ Curtis A. Tate

Curtis A. Tate

cc:	Janey Ahn, Esq., BlackRock, Inc.

  Dean Caruvana, Esq., BlackRock, Inc.

  Elliot J. Gluck, Esq., Willkie Farr & Gallagher LLP